

January 11, 2017

Ryan Morris, CFA
Meson Capital Partners LLC
One Sansome Street, Suite 1895
San Francisco, CA 94104

> **Re:** **Sevcon, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 11, 2017 by Meson Capital LP et al.**
> **File No. 001-09789**

Dear Mr. Morris:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note your response to our prior comment 1. Please confirm that you have filed all soliciting material, including any and all written communications sent to shareholders, under cover of Schedule 14A.

2. We note your response to our prior comment 2. Please confirm that you will file a revised preliminary proxy statement to disclose the three individuals, in addition to Ryan Morris, that you intend to nominate as directors.

3. We note your response to our prior comment 3 and your revised disclosure. Please revise the following statements to qualify them as opinion or belief:

    - "The <u>aggressive tactics</u> the Board has taken to <u>stonewall dialog and entrench the status quo</u>…" (emphasis added).

    - "The Board's consistent course of action – rejecting all <u>reasonable compromise</u>…" (emphasis added).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Christopher P. Davis, Esq.
       Kleinberg, Kaplan, Wolff & Cohen, P.C.